

Luke Thorssen · 2nd in

President & Chief Executive Officer at Vlogmi

Metro Manila · 179 connections · Contact info

Vlogmi Corporation

Pacific School of Inn and Inquiry

Featured

There's a huge stigma regarding social media use and its negative effects on our mental health. I...



4



Vlogmi Demo Video

Google Drive

Experience

Vlogmi Corporation
5 yrs 1 mo

President & Chief Executive Officer
Full-time
Jan 2016 – Present · 5 yrs 1 mo
Philippines

Vlogmi Corporation:
Vlogmi is a social media app designed specifically for friends, fans and family. Pushing genuine authentic content, Vlogmi is a refreshing take on social media.

Handling: Business development, product innovation, investor relations and funding, social media marketing, media relations, QA, app development management, UI/UX.
Digital well-being, mental health, social media trends, niche content and platform algorithm research.
...see mor

President
Nov 2017 – May 2019 · 1 yr 7 mos
Manila, Philippines

Vlogmi Media Services:
Helping influencers, content creators and organizations reach a global audience. Increasing reach, reputation and revenue.
...see mor

Chief Content Officer

Careless Music Manila

Jul 2018 – Present · 2 yrs 7 mos

Philippines

Careless Music Manila is the largest and most popular independent record label in the Philippines.

Social media management and consulting: YouTube, Twitter, Instagram, Facebook. ...see mor

Corporate Director

Adapt Ergonomic Workplace Solutions Inc.

Jul 2016 – Jan 2019 · 2 yrs 7 mos

Philippines

Corporate Director for Adapt Philippines.

Barista and Cashier

Mayflower Caffe

Aug 2014 – Nov 2015 · 1 yr 4 mos

Education

Pacific School of Innovation and Inquiry

High School Diploma, Business/Entrepreneurship

2015 – 2016

Activities and Societies: Improv team, Esports team (League of Legends), App/Website development team.

High school. Have worked extensively in Marketing, Advertising, Entrepreneurship and Busines Management.

Licenses & certifications

Achieving Personal and Professional Success Specialization - Success

Wharton Online
Issued Mar 2020 · No Expiration Date

See credential

How to Manage Feeling Overwhelmed

LinkedIn
Issued Mar 2020 · No Expiration Date

Diploma de Español como Lengua Extranjera (DELE)

Instituto Cervantes
Issued Jun 2012 · No Expiration Date

See credential

Volunteer experience

Community Volunteer

Philippine Coast Guard Auxiliary
Jun 2019 – Jul 2019 • 2 mos
Poverty Alleviation

Assisted with handing out food, school supplies, and gifts to children at an elementary school in a less fortunate area in Manila for a Drug Awareness campaign.
Played and led several physical activity ("gym-type") games with the children and hung out with them throughout program.
Discussed the potential harm and devastation related with use of hard drugs with the large group of children and teachers.

https://www.instagram.com/p/ByKHCXCFTiu/

Administrative Assistant and River Cleanup Volunteer

Taga-Ilog Project - Philippines
Sep 2018 – Oct 2018 • 2 mos
Environment

The Taga-Ilog Project is an organization based in Metro Manila that focuses on cleaning the Pasig River and spreading awareness of the dangers of pollution; as well as educating the local and national Filipino community to avoid these mistakes in the future.

My responsibilities during this event included:

- Registration of sponsors and volunteers
- Management and organization of waste on board the boat
- Cleaning waste from the Pasig River aboard a Philippine Coast Guard Auxiliary tug boat
- Graphic design and creation of promotional and event material
- Handing out drinks and snacks to the other volunteers after the cleanup

https://www.instagram.com/p/BoDV3JMAmF3/

Technical Support Consultant and On-Site Volunteer

Taga-Ilog Project Philippi: Earth Day Cleanup
Apr 2018 – May 2018 • 2 mos
Environment

The Taga-Ilog Project is an organization based in Metro Manila that focuses on cleaning he Pasig River and spreading awareness of the dangers of pollution.

My responsibilities for this event included:
- Assisting in design for event flyer, banner, and logo
- Cleaning waste from the Pasig River aboard a Philippine Coast Guard Auxiliary tug boat
- Email and technical support for organization administration

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